Volaris reporta resultados de tráfico de agosto de 2022:

Crecimiento de la demanda de 20% a/a con un factor de

ocupación del 85%

Ciudad de México, México, 5 de septiembre de 2022 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS y BMV: VOLAR) (“Volaris” o “la Compañía”), la aerolínea de ultra bajo costo operando en México, Estados Unidos de América, Centro y Sudamérica, reporta sus resultados preliminares de tráfico de agosto de 2022.

En agosto de 2022, la capacidad de Volaris (medida en ASMs) se incrementó 19.8% año sobre año, mientras que la demanda (medida en RPMs) aumentó 20.0%; el resultado del factor de ocupación se ubicó en 84.9% (+0.1 pp). Durante el mes, Volaris transportó 2.7 millones de pasajeros, un aumento de 20.1% en comparación con el mismo mes de 2021. La demanda en el mercado doméstico mexicano e internacional tuvo un incremento de 18.7% y 23.4%, respectivamente. En lo que va del año, la demanda aumentó 30.7% a/a, incrementando el factor de ocupación 0.5 pp año con año, ubicándose en 84.6%.

Al comentar las cifras de tráfico de agosto de 2022, el Presidente Ejecutivo y Director General de Volaris, Enrique Beltranena, dijo: “La demanda fue fuerte en todos nuestros mercados, y hemos podido mantener fuertes factores de ocupación al mismo tiempo que expandimos nuestra red de rutas. Continuamos con nuestra estrategia de red de rutas flexible y seguiremos estimulando nuestros mercados con tarifas bajas y añadiendo nueva capacidad en función de la demanda del mercado"

	Agosto 2022	Agosto 2021	Variación	Acumulado a agosto 2022	Acumulado a agosto 2021	Variación
RPMs (millones, itinerado y fletamento)
Nacional	1,925	1,622	18.7%	14,003	10,926	28.2%
Internacional	760	616	23.4%	5,385	3,910	37.7%
Total	2,684	2,238	20.0%	19,388	14,836	30.7%
ASMs (millones, itinerado y fletamento)
Nacional	2,204	1,871	17.8%	16,048	12,734	26.0%
Internacional	957	768	24.7%	6,865	4,897	40.2%
Total	3,162	2,639	19.8%	22,913	17,631	30.0%
Factor de Ocupación (%, itinerado, RPMs/ASMs)
Nacional	87.3%	86.7%	0.6 pp	87.3%	85.8%	1.5 pp
Internacional	79.3%	80.2%	(0.9) pp	78.4%	79.8%	(1.4) pp
Total	84.9%	84.8%	0.1 pp	84.6%	84.1%	0.5 pp
Pasajeros (miles, itinerado y fletamento)
Nacional	2,211	1,832	20.6%	16,223	12,244	32.5%
Internacional	518	440	17.6%	3,789	2,820	34.4%
Total	2,729	2,273	20.1%	20,012	15,063	32.9%

Costo económico de combustible (USD por galón, preliminar)
Promedio	3.81	2.20	73.2%	3.85	2.11	82.5%

La información incluida en este reporte no ha sido auditada y no provee información sobre el futuro desempeño de la compañía. El desempeño futuro de Volaris depende de diversos factores y no se puede inferir que el desempeño de algún periodo o su comparación con el mismo periodo del año anterior sea un indicador de un desempeño similar en el futuro.

Acerca de Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” o la “Compañía”) es una aerolínea de ultra-bajo costo, con servicio punto a punto que opera en México, Estados Unidos de América, Centro y Sudamérica. Volaris ofrece tarifas base bajas para estimular el mercado, ofreciendo servicio de calidad al cliente y una vasta opción de productos. Desde que comenzó a operar en marzo del 2006, Volaris ha incrementado sus rutas de 5 a 196 y su flota de 4 a 114 aeronaves. Volaris ofrece más de 500 segmentos de vuelos diarios en rutas que conectan 43 ciudades en México y 28 ciudades en los Estados Unidos de América, Centro y Sudamérica con una de las flotas de aviones más modernas en México. Volaris se enfoca en los pasajeros que visitan a amigos y familiares (VFR), viajeros de negocio preocupados por el costo del viaje y personas que realizan viajes de placer en México, Estados Unidos de América, Centro y Sudamérica. Volaris ha recibido el premio de Empresa Socialmente Responsable (ESR) durante once años consecutivos. Para más información visite: www.volaris.com.

Contacto de Relación con Inversionistas:

Ricardo Martínez / ir@volaris.com

Contacto de Medios:

Gabriela Fernández / gabriela.fernandez@volaris.com